2024 REPORT

Blu Opportunity


blu opportunity
Revolutionizing Residential Solar Financing to
Deploy More Solar Faster.

LETTER

Dear investors,

Blu Opportunity is grateful for your confidence in our vision, and our drive to Deploy More Solar Faster. It is our belief that the time for this product is right now! More than ever before residential solar needs to lower soft costs, and deliver a better financing product to homeowners. It is with your investment and confidence in the mission that we can bring this to fruition. Together, we are bringing a greater degree of trust to residential solar financing!

We need your help!

Blu Opportunity would ask our investors to continue talking about the negative impacts of Dealer Fees in residential solar financing. We are driving Solar 2.0: Quality installations, Clean sales, and Clean financing. Solar 2.0 encompasses the tentpoles of Deploying More

financing. Solar 2.0 encompasses the tenpoles of Deploying More Solar Faster. This keeps costs lower for homeowners while generating more projects for installers. All of this together will help this country to get back on track to meet Paris Climate Accord commitments.

Sincerely,

Benjamin Bassett

Chief Operating Officer

John Cheney

Director

Jan Rippingale

CEO

How did we do this year?

REPORT CARD

B-

☺ The Good

Installers have soft committed pipeline to financeable projects. They are still interested in working with Blu Opportunity.

Blu Opportunity has begun active conversations with several forward flow offtakers to begin generating a loan portfolio.

Blu Opportunity completed a proof of concept loan that has proven out the application flow.

☹ The Bad

Securing a capital warehouse has taken longer than expected.

Securing a forward flow offtaker has taken longer than expected.

A slow down in the residential solar market has brought down overall project volume. Even with that, installer business is strong.

2024 At a Glance

January 1 to December 31



$0

Revenue



-$617,717

Net Loss



$630,474 +138%

Short Term Debt



$191,050

Raised in 2024



$2,359

Cash on Hand
As of 02/19/25

INCOME BALANCE NARRATIVE



● Revenues   ● Profit

$0 $0

-$242,415

-$617,717

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -655%   Earnings per Share: -$0.07

Revenue per Employee: $0   Cash to Assets: 3%   Revenue to Receivables: 0   Debt Ratio: 709%



⬒ BO_CAp__1_.pdf   ⬒ Blu_Opportunity_audit_20230731.pdf

⬒ 2024_Blu_Opportunity_Income_Statement.pdf

⬒ 2024_Blu_Opportunity_Comparative_Balance_Sheet.pdf

⬒ Blu_Opportunity_GAAP_Financial_Report.docx.pdf

We ❤️ Our 19 Investors

Thank You For Believing In Us

Sudhanshu &...	Hani Hajje	Harshvardhan Sanghi	Felix Vayssieres	Blu Banyan	John Cheney
K Dixon Wright	Louann Bernstone	Penny Capelman	Blair Alexander	Brett Beuch	Edward Kelly Medlock
Taos Transue	Leah Edwards	Jon Previtali	Martin Evans		

Thank You!

From the Blu Opportunity Team



Jan Rippingale in

Co-Founder & CEO

Founder & CEO at Blu Banyan, driving the digital transformation of the solar industry. Co-Chair, Orange Button Workgroup - US Department of Energy Orange Button Initiative....



John Cheney in

Co-Founder & Director

CEO & Co-Founder, Enera Power & Silverado Power - among the largest solar developers in the US with 3GW pipeline (400mw PPAs). Sold control of the portfolio to FirTree...





Sriram Das in

Co-Founder & Director

Managing Director at Das & Co, a New York based family office, specializing in sustainability, technology, and emerging markets. Manages real estate fund in India...



Ben Bassett in

Chief Operating Officer

With technology sales leadership for the last 15 years, Ben is an industry expert in tech sales and partnership executio...



Matthew Kronwald in

Chief of Staff

Matthew is the Chief of Staff at Blu Opportunity. Most recently he served as both CRO and COO for Titan Solar Power (#1...

Details

The Board of Directors

Director	Occupation	Joined
Jan Rippingale	Founder & CEO @ Blu Banyan	2023
John Cheney	CEO @ Enera Power	2023

Officers

Officer	Title		Joined
Jan Rippingale	CEO		2023
Benjamin Bassett	COO		2023
John Cheney	Secretary		2023

Voting Power ❓

Holder	Securities Held	Voting Power
Blu Banyan, Inc	6,000,000 Common Stock A. 95% owned by Jan Rippingale	66.7%
Enera Blu Opportunity Fund 1, LLC	3,000,000 Common Stock A. 50% owned by John Cheney and Sriram Das, each	33.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2023	$37,813		Other
04/2024	$191,050		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Blu Banyan, Inc ❓	11/30/2023	$37,813	$39,703 ❓	0.0%		Yes

Related Party Transactions

In connection with a Service Agreement dated June 16, 2023 by and between the Company and Blu Banyan, Inc. (BBI), a majority shareholder of the Company, the Company has signed a Statement of Work (SOW) wherein Blue Banyan, Inc. is to provide evelopment, operations and join support of services to the Company other relevant support systems for the duration of the Service Agreement. The SOW requires that the Company provides Blue Baynan, Inc. with the Company's NetSuite license and a license with BBI to access SolarSuccess, a proprietary software owned BBI. by software and in exchange for the contract services, BBI is to be paid on an hourly cost basis for time and material plus five (5) percent, including materials. All out of pocket costs incurred by BBI are to be reimbursed by the Company to BBI.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock (Cs) A	9,000,000	9,000,000	Yes
Common Stock Non Voting	1,000,000	0	No

Warrants: 0
Options: 0

Form C Risks:

Blu Opportunity faces some competition risk as a new player in the marketplace with established vendors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

John Cheney is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Blu Opportunity plans to securitize tranches of loan packages back to the capital market. There is a risk associated in the possibility those tranches will not be picked up; keeping our liabilities higher than planned.

An economic downtown would likely cause a decrease in demand for financing of solar projects. Some of this has already been baked into the market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

CONCENTRATION OF CREDIT RISK The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer demand. These adverse conditions could affect the Company's financial condition The coronavirus ("COVID-19") pandemic has impacted global stock markets and economies. The Company continues to monitor the impact of the outbreak of COVID-19. The Company has taken precautions to ensure the safety of its employees and business partners, while assuring business continuity and reliable services in support of its customers. The Company continues to receive orders for our products, and because the products are digital, it is not believed that the global supply chain delays have caused any direct problems or delays for the Company. The Company is unable to predict the ultimate impact that COVID-19 may have on the business, future results of operations, financial position, or cash flows.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❷ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share

similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Blu Opportunity, Inc

Delaware Corporation
Organized March 2023
3 employees
11670 Fountains Dr
#245
Maple Grove MN 55369 https://bluopportunity.com/

Business Description

Refer to the Blu Opportunity profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Blu Opportunity is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄